                                                                       Exhibit 4

By John T. Kim Trust

EB Nevada Inc. is the  beneficial  owner of 9,115,873  shares of the Issuer.  EB
Nevada Inc. is a wholly-owned subsidiary of The Electronics Boutique,  Inc., all of the outstanding  capital stock of which is owned by James J. Kim and Agnes C.
Kim (the  parents  of Susan Y.  Kim,  John T. Kim and  David D. Kim) and the Kim
family  trusts,  which are the David D. Kim Trust of December 31, 1987, the John
T. Kim Trust of December  31,  1987 and the Susan Y. Kim Trust of  December  31,
1987.  John T. Kim is the settlor,  trustee,  and beneficiary of the John T. Kim
Trust.  In  addition,  the trust  agreement  for each of the Kim  family  trusts authorizes  the trustees of the trusts to vote the shares of Common Stock of the issuer held by them, in their discretion, in concert with James J. Kim's family.